Exhibit 99.1

February 15, 2021

Sirs

SUPERINTENDENCIA DEL

MERCADO DE VALORES – SMV

In accordance with Article 28 of the Peruvian Security Market Law and Resolution N° 005-2014.SMV/01, Cementos Pacasmayo announces the following:

In today´s Board of Directors session, in accordance with Article 5 of Emergency Decree N° 056-2020 and the provisions of Superintendent Resolution No. 050-2020-SMV/02, the Board of Directors agreed unanimously to call the virtual Annual Shareholder´s Meeting to be held at virtual platform Google Meet. The first call will be at 8:30 am (Peruvian time) on March 23, 2021 while the second call will be at 8:30 am (Peruvian time) on March 30, 2021

In that sense, we hereby comply with attaching the Notice of Call, Informative Document on the procedure for the holding of virtual Annual Shareholder´s Meeting, as well as the other documents and information related to the matters to be dealt with that the Regulation of Important Facts and Reserved Information requires.

Likewise, The Board of Directors unanimously approved to submit the following proposed resolutions to the Board for consideration:

1)	Approval of the Audited (Individual and Consolidated) Financial Statements, External Auditor’s Report and the notes on the Financial Statements for the fiscal year ended December 31, 2020 with the recommendation of the Board of Directors. As well as the Social Management and the Annual Report, which includes the annual Corporate Governance Report and Sustainability Report for the fiscal year ended December 31, 2020. Spanish and English translations can be found on the Company’s website (www.cementospacasmayo.com.pe)

2)	Ratification of dividend distribution during fiscal year 2020. The Board of Directors recommends the ratification of the dividends distribution executed by the Company during the fiscal year 2020, which amounted a total of S/ 106,753,888.89 (Soles) at the rate of S/ 0.23 per common and investment share to retained earnings as of 2015. From such amount, a total of S/ 8,289,314.31 (Soles) correspond to investment shares acquired by the Company (treasury shares). Therefore, as this latter amount was maintained in the Company´s equity, the amount of the dividends distributed to third parties was S/ 98,464,574.58 (Soles).

3)	Application of fiscal year 2020 results of operation and delegation to the Board of Directors the authority to determine the distribution of dividends of fiscal year 2021 on account to “Retained Earnings” and fiscal year 2020 results of operation. The Board of Directors recommends: (i) the application of fiscal year 2020 results of operations to “Retained Earnings”; and (ii) the delegation to the Board of Directors of the authority to decide the distribution of dividends during fiscal year 2020 on account to “Retained Earnings” and fiscal year 2021 results of operations. For more information regarding the Company’s dividend policy, please visit the Company’s website (www.cementospacasmayo.com.pe)

Sincerely,

p. CEMENTOS PACASMAYO S.A.A.

Carlos Molinelli Mateo